PRESS RELEASE
CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE

MINISTER STRAHL VISITS PRAIRIE CREEK MINE SITE

Yellowknife, Northwest Territories, July 17, 2009 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) (the “Company” or “Canadian Zinc”) reports that The Honourable Chuck Strahl, Minister of Indian Affairs and Northern Development and Federal Interlocutor for Metis and Non Status Indians, on July 16, 2009 visited the Company’s Prairie Creek Mine site  in the Northwest Territories.

Minister Strahl was in the Northwest Territories, accompanied by The Honourable Jim Prentice, Canada’s Environment Minister and Minister responsible for Parks Canada to mark the expansion of Nahanni National Park Reserve, making it the third largest National Park in Canada.  The enlarged Park covers most of the South Nahanni River watershed and completely encircles the Prairie Creek Mine. However, the Prairie Creek Mine itself and a large surrounding area of approximately 300 square kilometers are specifically excluded from the Park and are not part of the expanded Park.

Touring the Prairie Creek Mine site facilities, Minister Strahl said the Government’s decision on the expansion of Nahanni National Park reflects a balanced approach to development and to conservation which allows for mineral resource and energy development in the Northwest Territories and at the same time protects the environment.

The exclusion of the Prairie Creek Mine from the expanded Park allows for the creation of a generation’s worth of high value jobs and potential long term economic opportunities for the people of the Dehcho First Nations, through the agreements that have been entered into with Canadian Zinc.

The balanced approach allows for future development of energy and mineral resources in the region outside the Park Reserve and provides economic opportunities, something that is important for all the people of NWT and for all Canadians.  Securing agreement on the expansion of the Park required a careful balancing of all the interests, including those of the Northwest Territorial Government that want to see economic development in the North.  The development of the Prairie Creek Mine has been an important part of the discussions, said Minister Strahl.

Balanced Approach to Reach Agreement on Park Boundaries:

Indian and Northern Affairs Canada worked with Parks Canada, Natural Resources Canada and Territorial Governments to undertake a mineral and energy resource assessment (MERA) of the expansion area.  The MERA ensured that the economic and strategic significance of mineral and energy resource potential was adequately considered in the national park expansion process.

The MERA results, along with the conservation research studies, were used to create a boundary that balances key conservation targets and potential future economic benefit.  Nine percent of the Greater Nahanni ecosystem has been excluded from the expanded national park reserve.  This represents all the hydrocarbon potential and about half of the most important mineral potential identified by the MERA Study, as well as 100% of the existing mineral claims and mining leases such as the Prairie Creek Mine, currently under development, and the operating Cantung Mine.

The Government of Canada recognizes pre-existing third party mining rights including access to those rights. Development of these rights, including the right of access, will still be subject to existing regulatory processes.

In welcoming Minister Strahl to the Prairie Creek Mine site, Canadian Zinc Corporation’s Chairman, John Kearney said:  “Canadian Zinc appreciates the support we have received  for the development of the Prairie Creek Mine from the Government of  Canada, and from the Government of the Northwest Territories and the communities of the Dehcho.”

The Prairie Creek mineral deposit contains very substantial quantities of zinc, lead and silver. When in production the Mine will add significantly to Canada’s production of lead and zinc concentrates and will create employment for about 225 people and business opportunities for the local communities in the Dehcho region of the Northwest Territories which currently have a very high unemployment rate and a growing population.

“Canadian Zinc worked very closely, and constructively, with officials at Indian and Northern Affairs Canada and at Parks Canada to achieve this balanced solution which facilitates both the expansion of Nahanni National Park and the development of the Prairie Creek Mine which will bring much needed jobs, benefits, business opportunities and economic stimulus to the Dehcho Region of the Northwest Territories and presents a unique opportunity to strengthen and enhance the social and economic wellbeing of the surrounding Dehcho communities;”  Mr. Kearney added.

New Legislation Enacted by Canadian Parliament:

A new Act entitled “An Act to amend the Canada National Parks Act to enlarge Nahanni National Park Reserve of Canada” was recently unanimously passed by both the House of Commons and the Senate and received Royal assent on June 17, 2009.

The new Act provides for the expansion of Nahanni National Park and, crucially from CZN’s point of view, at Section 7 amends Section 41 of the Canada National Parks Act to enable the Minister of the Environment to grant leases, licences of occupation of, and easements over, public lands situated in the expansion area for the purposes of a mining access road leading to the Prairie Creek Area, including the sites of storage and other facilities connected with that road.  Heretofore, an access road to a mine through a National Park was not permitted under the Canada National Parks Act, and the Act was amended solely for Nahanni National Park Reserve and specifically for the purpose of providing access to the Prairie Creek Mine area.

THE PRAIRIE CREEK MINE:

Canadian Zinc’s 100% owned Prairie Creek Mine is an important Canadian resource, located in the Mackenzie Mountains in the Dehcho region of the Northwest Territories, within the watershed of the South Nahanni River, and now encircled by the expanded Nahanni National Park Reserve.

The Mine includes partially developed underground workings with an existing 1,000 ton per day mill and related infrastructure and equipment. The proposed new operation at Prairie Creek utilizes the existing infrastructure and facilities that were built in the 1980s and which will be upgraded and enhanced to meet current-day environmental standards.

The proposed development and operation of the Prairie Creek Project is currently undergoing environmental assessment by the Mackenzie Valley Environmental Review Board, which is expected to be completed by October 2010.

 Cautionary Statement - Forward Looking Information
This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors
The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Certain terms are used in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. companies from including in their filings with the SEC.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman & Chief Executive	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com